

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2012

Via E-mail
Mr. Gary A. Corless, President and Chief Executive Officer
PSS World Medical, Inc.
4345 Southpoint Blvd.
Jacksonville, Florida 32216

> **Re: PSS World Medical, Inc.**
> **Form PREM 14A**
> **Filed November 16, 2012**
> **File No. 000-23832**

Dear Corless:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide the staff with copies of the board books and "presentation materials prepared by Goldman Sachs with respect to its actual or potential conflict of interest."

Cover Page of Proxy Statement

2. Please quantify the approximate aggregate consideration here and on page 2.

Questions and Answers About the Special Meeting and the Merger, page 8

3. We note that solicitations may be made by mail, facsimile and other means of communication. Be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, in formal or informal meetings or interviews, in email correspondence and information posted on web sites and chat rooms,

must be filed under the cover of Schedule 14A.   Refer to Rules 14a-6(b) and (c). Please confirm your understanding.

Background of the Merger, page 19

4.   Where you discuss negotiations and discussions, including among the Executive Committee, the Strategic Planning Committee, the advisors to the board, "Company management," "the Company's representatives," and McKesson, please revise to identify the significant representatives present in person or by phone or otherwise.

5.   We note references on page 34 and elsewhere to "the key non-financial issues," "certain changes to the proposed form of merger agreement," "the highest proposal," and "various terms of the merger agreement." However, several paragraphs do not identify the material terms, negotiations, open points and other significant matters that were discussed. Please revise these references and related negotiation disclosure to clarify the terms and material changes to the agreement as the transaction progressed from the initial outline to the final agreement approved by the board. It is also unclear to what extent the golden parachute and employment agreements factored into the negotiations, if at all. Please revise accordingly.

6.   You state on page 20 that the board engaged in lengthy discussions about the company's future prospects and other alternatives before authorizing the Executive Committee to contact McKesson and Company A. Please revise to elaborate on why the board decided to proceed with the proposed transaction instead of the alternatives.

7.   Please revise page 19 to clarify when the board first decided to consider the sale of the company instead of merely the Gulf South SNF business. In this regard, it is unclear if the Strategic Planning Committee's consideration of a "potential restructuring" referenced on page 19 included the possibility of a sale of the entire company. Additionally, please revise the first reference to SNF to clarify the background of why the board was considering the sale of that business and the relative importance of it to the company overall.

8.   We note the references to discussions about (1) the financial advisors' roles and (2) the conflict of interest regarding Goldman Sachs. For example, we note the third to last paragraph on page 22 and the fourth to last paragraph on page 23. You also reference "the financial implications" on page 21. Please revise to further clarify what role the Board assigned to the financial advisors. It is unclear, for example, if they performed the same jobs or were given identical instructions. With respect to the conflict of interest, please revise to address the factors that led the board to choose hiring a co-financial advisor instead of retaining Goldman Sachs alone or another financial advisor entirely.

9.   With respect to the relationship with Goldman Sachs, please advise us with a view to clarifying disclosure whether and why the board first discussed the respective roles of

Goldman Sachs and Credit Suisse on September 6, 2012, weeks after Goldman Sachs had been engaged as a financial advisor.

10. Also, please consider revising the last paragraph on page 21 to convey the quantified information in tabular format instead of in multiple embedded lists.

11. Please consider revising to eliminate or further minimize the use of legalistic terms, such as "Parent" and "Company," when discussing the parties. We note, for example, page 22.

12. As the range of the estimated net payment to Goldman Sachs assuming completion of the transaction appears to have been material since the beginning of the negotiations, please revise to avoid referring to a "potential" conflict of interest. We note the repeated references to "the actual or potential conflict of interest."

13. With a view to revised disclosure, advise us why you do not address the "payoff letter" identified in the merger agreement.

Security Ownership of Certain Beneficial Owners and Management, page 71

14. Please revise to disclose the natural persons with voting and dispositive owners of the shares attributed to Janus Capital Management, LLC, Neuberger Berman, LLC, BlackRock, Inc., FMR LLC and Vanguard Group, Inc.

Opinions of the Company's Financial Advisors, page 29

Credit Suisse Securities (USA) LLC, page 29

15. We note your statement on page 30 that, "[i]n preparing its opinion to the [b]oard of [d]irectors, Credit Suisse performed a variety of financial and comparative analyses, including those described below." Please revise to ensure your disclosure includes a summary of all financial and comparative analyses Credit Suisse used in formulating its fairness opinion.

16. Please revise to disclose the criteria used in making your selection of the six "selected companies" on page 31.

17. Revise the precedent transaction chart on page 32 to include the transaction consideration type and value.

18. Please revise your discounted cash flow analysis section on page 32 to disclose the material assumptions that formed the bases for use of a 8.0% to 10.5% discount range.

Goldman, Sachs & Co., page 33

19. Please revise the discounted cash flow analysis on page 36 to disclose any material assumptions made in determining relevant growth, discount rates and terminal value. Similarly, please revise the present value of future share price analysis section to disclose the material assumptions made in deriving hypothetical share prices for each calendar year from 2013 through 2016.

20. Revise the precedent transactions analysis to disclose the consideration type and value for each of the selected transactions.

Certain Projected Financial Information, page 40

21. We note your statement on page 40 that no one makes any representation regarding the information included in the financial forecasts. Please revise to eliminate the implication that you are not responsible for the accuracy of the information in your filing. We do not object if you state that you do not assume responsibility if future results are materially different from those forecast.

The Merger and the Merger Agreement, page 51

22. We note your statements in this section that "[y]ou should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company' and that "information concerning the subject matter of the representations and warranties may change after the date of the merger agreement, which subsequent information may not be fully reflected in the Company's public disclosures." Please note that disclosure regarding an agreement's representations, warranties or covenants in a proxy statement (whether through incorporation by reference or direct inclusion) constitutes a disclosure to investors, on which they are entitled to rely. Please refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1, 2005). Accordingly, if you continue to use these statements in your proxy statement, please revise them to remove any implication that the arrangement agreement does not constitute disclosure under the federal securities laws and to clarify that you will provide additional disclosure in your public reports to the extent that you are or become aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the representations and warranties contained in the agreement and will update such disclosure as required by federal securities laws.

23. Please supplementally provide us a list briefly identifying the contents of all omitted schedules or similar supplements to the merger agreement.

Delivery of Documents to Security Holders Sharing an Address

    24. Revise to provide the disclosure required by Schedule 14A, Item 23.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Erin Wilson at (202) 551-6047 or James Lopez at (202) 551-3536 with any questions.

                Sincerely,

                /s/ James Lopez (for)

                John Reynolds
                Assistant Director